BP 3/5

[redacted]

03013633

Washington

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SEC MAIL PROCESSING SECTION
RECEIVED
MAR - 4 2003
WASH. D.C.
181

ANNUAL AUDITED REPORT
FORM X-17 A-5
PART III

SEC FILE NUMBER
8-43278

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

Mutual of America Securities Corporation

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

320 Park Avenue
(No. and Street)

New York	New York	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Amir Lear — 212-224-1940
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG, LLP
(Name - if individual, state last, first, middle name)

757 Third Avenue	New York	New York	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAY 1 2 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

MUTUAL OF AMERICA
SECURITIES CORPORATION

320 PARK AVENUE
NEW YORK NY 10022-6839
212 224 1600
212 224 2500 FAX

OATH OR AFFIRMATION

I, Dolores Morrissey, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Mutual of America Securities Corporation, as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Dolores Morrissey

Dolores J. Morrissey,
Chairwoman & C.E.O.

Barbara H. Pirozzi

Notary Public

Barbara H. Pirozzi
Notary Public, State of New York
No. 01PI6057227
Qualified in Nassau County
Commission Expires April 16, 2003

KPMG

757 Third Avenue
New York, NY 10017

Independent Auditors' Report

To the Shareholder of
Mutual of America Securities Corporation:

We have audited the accompanying statement of financial condition of Mutual of America Securities Corporation (the "Company") (a Delaware corporation and a wholly owned subsidiary of Mutual of America Holding Company, Inc. which is a wholly owned subsidiary of Mutual of America Life Insurance Company) as of December 31, 2002, and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements and schedules referred to below are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Mutual of America Securities Corporation as of December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

February 24, 2003

MUTUAL OF AMERICA SECURITIES CORPORATION

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002

ASSETS

ASSETS:	
Cash and cash equivalents	$ 427,831
Money market investment	792,776
Due from affiliates	990,315
Other assets	21,784
Total assets	$ 2,232,706

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:	
General expenses due and accrued	$ 495,832
Due to parent	370,820
Total liabilities	866,652
STOCKHOLDER'S EQUITY:	
Common stock, $1.00 par value, 3,000 shares authorized, issued and outstanding	3,000
Additional paid-in capital	6,881,677
Accumulated deficit	(5,518,623)
Total stockholder's equity	1,366,054
Total liabilities and stockholder's equity	$ 2,232,706

The accompanying notes are an integral part of this statement.

MUTUAL OF AMERICA SECURITIES CORPORATION

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002

1. ORGANIZATION

Mutual of America Securities Corporation (the "Company") was established on June 29, 1990, pursuant to Delaware General Corporation Law. The Company is a registered broker-dealer with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers, Inc. ("NASD"). The Company is a wholly owned subsidiary of Mutual of America Holding Company, Inc. (the "Corporation"), which is a wholly owned subsidiary of Mutual of America Life Insurance Company ("Mutual of America").

The Company operates as an introducing broker on behalf of affiliated companies with respect to transactions in listed and over-the-counter equity securities. The Company also acts as the distributor for the Mutual of America Institutional Funds, Inc. series of mutual funds.

The Company commenced operations on April 23, 1992, subsequent to the receipt of its approval from the NASD, and its sole customers include Mutual of America, its affiliates and sponsored funds.

2. SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents

Cash equivalents consist of short-term investments, which are liquid securities with a maturity of three months or less when acquired.

Investments

The Company's portfolio consists of an investment in a money market fund, which is carried at market. The money market fund is sponsored by Mutual of America. Security transactions for the Company's portfolio are recorded on a trade date basis. Interest income is accrued as earned.

Estimates by Management

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the recorded amounts of assets and liabilities as of December 31, 2002 and income and expenses for the year then ended. Actual results could differ from those estimates.

3. NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1 ["Net Capital Requirements for Brokers or Dealers"] (the "Rule"), which requires the maintenance of minimum net capital of the greater of $25,000 or $6\frac{2}{3}\%$ of aggregate indebtedness and requires that the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1. At December 31, 2002, the Company had net capital of $293,461, which was $235,685 in excess of its required net capital. The Company had aggregate indebtedness of $866,652 at December 31, 2002; the ratio of aggregate indebtedness to net capital was 2.95 to 1.

The Corporation contributed $1,900,000 to the Company in 2002 in order to meet net capital requirements and to provide for operating expenses for the year. It is Mutual of America Holding Company, Inc.'s intent to continue to contribute capital to the Company as necessary, for regulatory and operating purposes.

MUTUAL OF AMERICA SECURITIES CORPORATION

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002

4. RULE 15c3-3 EXEMPTION

Rule 15c3-3 of the Securities Exchange Act of 1934 defines customer protection and mandates reserves, which the broker-dealer must maintain, as well as the proper custody of customers' securities.

The Company is exempt from this Rule because it is an introducing broker-dealer which clears all customers' transactions, on a fully disclosed basis, with a clearing broker, carries no margin accounts, and does not hold funds or securities for, nor owe money or securities to, customers.

5. INCOME TAXES

The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." This statement requires that taxes be provided for the differences between the tax basis of assets and liabilities and their amounts for financial reporting purposes.

The Company is included with the Corporation and other subsidiaries in the consolidated federal income tax return and files separate state and local tax returns. In accordance with the Company's tax sharing arrangement, tax expense/benefit is allocated to the members of the group filing the consolidated return based on each member's relative contribution to the group's consolidated tax liability.

An analysis of the Company's net federal income tax benefit for the year ended December 31, 2002, is as follows:

Federal:	
Current	$ --
Deferred	(698,203)
Total net Federal income tax benefit	$ (698,203)

As of December 31, 2002, $990,315 was due from an affiliate for federal income tax benefit in accordance with the tax sharing arrangement.

6. RELATED PARTY TRANSACTIONS

Mutual of America has incurred costs in connection with the use of its personnel, property and facilities on behalf of the Company. Mutual of America allocates these costs to the Company each month, and the Company reimburses Mutual of America monthly. During 2002, such costs were $419,047 and are reflected in the Statement of Operations. In 2002, the Company did not charge its affiliates fees for services rendered.